January 24, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 053055-0001

Attention:	Jeffrey P. Riedler, Assistant Director Christina De Rosa Keira Nakada James Rosenberg

Re:	Achaogen, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on December 18, 2013 CIK No. 0001301501

Ladies and Gentlemen:

On behalf of Achaogen, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2013 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 14, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment.

January 24, 2014

2.

Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and, to the extent it determines to include additional graphic, visual or photographic information, it will provide proofs of such material to the Staff.

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will, under separate supplemental cover, provide copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act, as well as research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Prospectus Summary, page 1

4.	Please define the following scientific terms to provide a reasonable investor with an understanding of such terms:

•	“gram-negative;”
•	“Enterobacteriaceae;”
•	“carbapenem-resistant;”
•	“extended-spectrum beta-lactamase producing Enterobacteriaceae;”
•	“semi-synthetic aminoglycoside;”
•	“in vitro;”
•	“in vivo;”
•	“levofloxacin;” and
•	“antipseudomonal.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 3, 4, 85–89, 102 and 124 of the Registration Statement.

Risk Factors, page 11

“We are substantially dependent on the success of our lead product candidate . . .,” page 12

5.

We note your discussion here and elsewhere in the registration statement of prior clinical trials of plazomicin. Please clarify here and throughout the registration statement where you refer to prior clinical trials of plazomicin that these clinical trials did not test the indication for which you are currently seeking an NDA, which is for use against MDR Enterobacteriacaea, or CRE.

January 24, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 12 and 93 of the Registration Statement. The Company also respectfully refers the Staff to the risk factor on page 14 titled “Our pivotal Phase 3 trial for plazomicin is subject to a number of specific risks that may affect the outcome of the trial, including the lack of a prior clinical trial in patients with CRE infections and challenges in enrolling an adequate number of patients with rare infections” for additional disclosure regarding the fact the Company has not conducted a clinical trial in patients with CRE infections.

“We are highly dependent on the services of our Chief Executive Officer . . .,” page 28

6.	Please disclose any difficulties you have experienced attracting or retaining qualified management or experienced personnel in the past.

Response: The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it has not historically experienced any material difficulties in attracting or retaining qualified management or experienced personnel. The Company has revised pages 28–29 of the Registration Statement to clarify the foregoing.

“A variety of risks associated with international operations . . .,” page 31

7.

We note that you have a “sole source supplier for sisomicin, a key raw material for the production of plazomicin.” Please expand your disclosure to state that you do not have an agreement with the Chinese manufacturer of sisomicin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 23 and 31 of the Registration Statement.

Use of Proceeds, page 55

8.

We note your disclosure that you will use a portion of the proceeds to support your planned registration program for plazomicin. Please revise this language to state, if true, that the proceeds of the BARDA contract and the offering are expected to be sufficient to fund development of plazomicin to the reporting of topline data in 2017 but not through the filing of an NDA or approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 55 of the Registration Statement. The Company also respectfully refers the Staff to disclosure on page 80 under the heading “Plan of Operations and Future Funding Requirements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Financial Overview and Results of Operations, page 73

Contract Revenue, page 74

9.

We note your disclosure that you modified the BARDA contract in November of 2013 and expect that costs incurred for services to be provided under the contract will exceed the revenue from the contract. Please state how much of the $103.8 million value of the contract is still to be received upon delivery of services. Please also quantify the extent to which you expect costs to exceed the potential additional revenue that may be realized.

January 24, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 74 of the Registration Statement. The Company has also revised pages 74 and 107 of the Registration Statement clarifying that (1) the Company currently anticipates that the estimated costs of the plazomicin development program, through the receipt of top-line data, that are not funded by the BARDA Contract will approximate the allocated portion of proceeds from the offering as described in the “Use of Proceeds” section of the prospectus, and (2) the Company intends to use the allocated portion of the proceeds from the offering to cover the costs of the Phase 3 trial and related expenses that are in excess of the payments to the Company under the BARDA Contract for direct costs of the trial.

Comparison of Nine Months Ended September 30, 2012 and 2013, page 76

Research and Development Expenses, page 76

10.

While you state here that your Phase 2 clinical trial of plazomicin was completed during the first half of 2012, and throughout the filing that you will commence Phase 3 during the first quarter of 2014, it appears that you continued to incur expenses for external research and development for plazomicin subsequent to the first half of 2012. Please revise your discussion herein and in the comparison of fiscal years ended December 31, 2011 and 2012 to separately disclose the amount of these expenses incurred after completing the Phase 2 clinical trial each period during the nine months ended September 2012, fiscal year ended December 31, 2012 and the nine months ended September 30, 2013. In your discussion, please describe the nature of the activities that were conducted and types of these expenses incurred related to the post Phase 2 clinical trial activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 76 and 78 of the Registration Statement.

Business, page 84

11.	Please disclose any INDs that you have filed with the FDA. Please also state when they were filed, who filed them, and what they cover.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 114 of the Registration Statement.

Plazomicin, page 89

Plazomicin Development Program, page 92

12.	On page 93 please provide the long form of the abbreviated terms “QT” and “TQT” and explain their meaning.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 94 of the Registration Statement.

January 24, 2014

Plazomicin Clinical Data Are Supportive of Further Trials of Plazomicin in Patients with CRE, page 100

13.	For each clinical trial you have conducted for plazomicin, please list any adverse event experienced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 102–104 of the Registration Statement.

Government Contracts, page 105

BARDA, page 105

14.

We note your disclosure that the activities under Option 3 of the BARDA agreement include certain non-clinical studies necessary to support an NDA, an open-label safety study and a non-clinical biodefense study. It is unclear whether you have discussed the additional non-clinical study necessary to support an NDA in your discussion of the development of plazomicin. If not, please identify and describe this non-clinical study necessary to support an NDA in your discussion of the development of plazomicin. Please also discuss the open-label safety study if this will also be required to support an NDA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 97, 101 and 106 of the Registration Statement.

15.

Please disclose the terms of the November 2013 amendment and explain why and how your costs will rise as a result of the amendment. Please also quantify the anticipated increase in your cost of providing services under the BARDA agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 74 and 107 of the Registration Statement. The Company respectfully refers the Staff to the Company’s response to the Staff’s comment number 9 above.

Intellectual Property, page 79

Plazomicin (Aminoglycoside), page 109

16.

We note that you have not disclosed patents licensed from Isis regarding the manufacturing or use of Plazomicin. To the extent these patents are material, please provide similar information for them as you have provided for the patents related to Plazomicin that you own.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally informs the Staff that no patents licensed by the Company from Isis cover the manufacturing or use of plazomicin.

January 24, 2014

Executive and Director Compensation, page 132

17.	Please update the Executive Compensation section to include 2013 executive compensation information. You should retain the 2012 information in the Summary Compensation Table.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the Executive and Director Compensation section of the Registration Statement to include 2013 executive and director compensation information.

Certain Relationships and Related Party Transactions, page 145

Investor Rights Agreement, page 147

18.

If the Investor Rights Agreement will survive your initial public offering, please file this agreement as an exhibit to the registration statement. In the alternative, please state that the agreement will not survive your initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies for the Staff that the Company’s Third Amended and Restated Investors’ Rights Agreement was submitted as Exhibit 4.2 to the Draft Submission. The Company further notes for the Staff that it has filed the Third Amended and Restated Investors’ Rights Agreement as Exhibit 10.15 to the Registration Statement.

Shares Eligible for Future Sale, page 156

Lock-Up Agreements, page 156

19.	When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it will include the form of lock-up agreement as an exhibit to the Underwriting Agreement in a future filing of the Registration Statement to be filed as Exhibit 1.1 to the Registration Statement.

* * *

January 24, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Kenneth J. Hillan, M.B., Ch.B., Achaogen, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP
Jeffrey C. Lau, Esq., Davis Polk & Wardwell LLP
Brian J. Cuneo, Esq., Latham & Watkins LLP